AZZAD FUNDS

AMENDED AND RESTATED DISTRIBUTION PLAN PURSUANT TO RULE 12b-l

AMENDED AND RESTATED DISTRIBUTION PLAN, dated as of January 27, 2017 of Azzad Funds, a Massachusetts business trust (the “Trust”) with respect to shares of beneficial interest of its series Azzad Ethical Fund and Azzad Wise Capital Fund, and any other series of the Trust adopting this Plan (the “Series”).

WHEREAS, the Trust is engaged in business as an open-end management investment company and is registered under the Investment Company Act of 1940, as amended (the "1940 Act"); and

WHEREAS, the Trust is authorized to issue an unlimited number of shares of beneficial interest without par value (the "Shares"), which may be divided into one or more series of Shares ("Series"); and

WHEREAS, the Trust currently intends for this Plan of Distribution to cover the following Series of the Trust, the Azzad Ethical Fund and the Azzad Wise Capital Fund (the "Azzad Funds"); and

WHEREAS, the Trustees of the Trust as a whole, and the Trustees who are not interested persons of the Trust (as defined in the 1940 Act) and who have no direct or indirect financial interest in the operation of this Plan or in any agreement relating hereto (the "Disinterested Trustees"), having determined, in the exercise of reasonable business judgment and in light of their fiduciary duties under state law and under Section 36(a) and (b) of the 1940 Act, that there is a reasonable likelihood that this Plan will benefit the Funds and their shareholders, have approved this Plan, by votes cast in person at a meeting called for the purpose of voting hereon and on any agreements related hereto.

NOW THEREFORE, the Trust hereby adopts this Plan for the shares of the Azzad Funds, in accordance with Rule 12b-l under the 1940 Act, on the following terms and conditions:

1)

Distribution Activities. Subject to the supervision of the Trustees of the Trust, the Trust may, directly or indirectly, engage in any activities related to the distribution of the Shares of the Funds, which activities may include, but are not limited to, the following: (a) payments, including incentive compensation, to securities dealers or other financial intermediaries, financial institutions, investment advisers and others that are engaged in the sale of Shares, or that may be advising shareholders of the Funds regarding the purchase, sale or retention of Shares; (b) payments, including incentive compensation, to securities dealers or other financial intermediaries, financial institutions, investment advisers and others that hold Shares for shareholders in omnibus accounts or as shareholders of record or provide shareholder support or administrative services to the Funds’ shares and their shareholders; (c) expenses of maintaining personnel (including personnel of organizations with which the Trust has entered into agreements related to this Plan) who engage in or support distribution of Shares or who render shareholder support services, including, but not limited to, allocated overhead, office space and equipment, telephone facilities and expenses, answering routine inquiries regarding the Trust, processing shareholder transactions, and providing such other shareholder services as the Trust may reasonably request; (d) costs of preparing, printing and distributing prospectuses and statements of additional information and reports for each Fund’s shares for recipients other than existing shareholders; (e) costs of formulating and implementing marketing and promotional activities, including, but not limited to, sales seminars, direct mail promotions and television, radio, newspaper, magazine and other mass media advertising; (f) costs of preparing, printing and distributing sales literature; (g) costs of obtaining such information, analyses and reports with respect to marketing and promotional activities as the Trust may, from time to time, deem advisable; and (h) costs of implementing and operating this Plan. The Trust is authorized to engage in the activities listed above, and in any other activities related to the distribution of Shares, either directly or through other persons with which the Trust has entered into agreements related to this Plan.

2)

Annual Fee. Each Fund will pay the Fund's principal underwriter (the "Distributor") an annual fee for the Distributor's services in connection with the sales and promotion of the shares, including its expenses in connection therewith (collectively, "Distribution Expenses"). With regards to the Azzad Ethical Fund: The annual fee paid to the Distributor under this Plan will be calculated daily and paid monthly by the shares on the first day of each month at an annual rate of 0.15% of the average daily net assets of the Fund's shares. With regards to the Azzad Wise Capital Fund: The annual fee paid to the Distributor under this Plan will be calculated daily and paid monthly by the shares on the first day of each month at an annual rate of 0.05% of the average daily net assets of the Fund's shares.

3)

Term and Termination. This Plan shall become effective on the day before the first public sale of its shares, provided the Plan has been approved by majority votes of: (i) the Trust's Board of Trustees; and (ii) the Disinterested Trustees, cast in person at a meeting called for the purpose of voting on the Plan.

This Plan shall remain in effect, with respect to each Fund for the period of one year from the date determined pursuant to paragraph 3(a) above and may be continued thereafter if this Plan is approved at least annually by a majority of the Trust's Board of Trustees and a majority of the Disinterested Trustees, cast in person at a meeting called for the purpose of voting on such Plan.

This Plan may be terminated at any time by the vote of a majority of the Disinterested Trustees or by vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of each Fund. If this Plan is terminated, each Fund's shares will not be required to make any payments for expenses incurred after the date of termination.

4)

Amendments. All material amendments to this Plan must be approved in the manner provided for annual renewal of this Plan in Section 3(b) hereof. In addition, this Plan may not be amended to increase materially the amount of expenditures provided for in Section 2 hereof for each Fund unless such amendment is approved by a vote of the majority (as defined in the 1940 Act) of the outstanding voting securities of the shares of the respective Fund.

5)

Quarterly Reports. The Treasurer of the Trust shall provide to the Trustees and the Trustees shall review, at least quarterly, a written report of the amounts expended pursuant to this Plan and any related agreement and the purposes for which such expenditures were made.

6)

Selection and Nomination of Trustees. While this Plan is in effect, the selection and nomination of Trustees who are not interested persons (as defined in the 1940 Act) of the Trust shall be committed to the discretion of the Trustees who are not interested persons of the Trust.

7)

Recordkeeping. The Trust shall preserve copies of this Plan and any related agreement and all reports made pursuant to Section 6 hereof, for a period of not less than six years from the date of this Plan, the agreements or such reports, as the case may be, the first two years in an easily accessible place.

8)

Limitation of Liability. A copy of the Agreement and Declaration of Trust of the
Trust is on file with the Secretary of the State of Massachusetts and notice is hereby given that this Plan is executed on behalf of the Trustees of the Trust as trustees and not individually and that the obligations of each Fund's shares under this instrument are not binding upon the Trustees, the shareholders of the Trust individually or the assets or property of any other series of the Trust, but are binding only upon the assets and property of each Fund's shares.